UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     First Capital Bank Holding Corporation
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    31942W105
                             ----------------------
                                 (CUSIP Number)

                             Suellen Rodeffer Garner
                             1891 South 14th Street
                         Fernandina Beach, Florida 32034
                            Telephone: (904) 321-0400
                    ---------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 1, 2002
                         -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.1313d-1(g),
check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 31942W105                                                  Page 2 of 5

                                  SCHEDULE 13D

-------- -------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Suellen Rodeffer Garner
-------- -------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) |_|
                                                                                                             (b) |_|

-------- -------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-------- -------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO
-------- -------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                 |_|

-------- -------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida, United States
-------- -------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          40,000 - shares of common stock owned directly.
  EACH REPORTING PERSON          12,000 - shares that the filer has the right to acquire pursuant to a warrant
          WITH                   agreement
-------------------------- ----- -------------------------------------------------------------------------------------
                           8     SHARED VOTING POWER


-------------------------- ----- -------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 40,000 - shares of common stock owned directly.
                                 12,000 - shares that the filer has the right to acquire pursuant to a warrant agreement
-------------------------- ----- -------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER


-------------------------- ----- -------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         52,000
-------- -------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|


-------- -------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.14%
-------- -------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- -------------------------------------------------------------------------------------------------------------


CUSIP No. 31942W105                                                  Page 3 of 5

Item 1.    Security and Issuer

         This statement relates to the Common Stock, par value $.01, of First Capital Bank Holding Corporation (the "Issuer"), the principal executive offices of which are located at 1891 South 14th Street, Fernandina Beach, Florida 32034.


Item 2.    Identity and Background

         This statement is being filed by Suellen Rodeffer Garner (the "Shareholder"), a director of the Issuer, who is a citizen of the United States.

         Shareholder's principal occupation is serving as the Chairman of the Board and is a licensed orthodontist and co-owner of Suellen Rodeffer and David Todd Garner, D.D.S., P.A. Shareholder's address at Shareholder's principal place of business is 1884 South 14th Street, Fernandina Beach, Florida 32034.

         During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds and Other Consideration

         The Shareholder became the beneficial owner of shares of common stock through the following transactions:

         (a) The purchase of 40,000 Shares with personal funds in the Issuer's initial offering on July 26, 1999; and
         (b) Pursuant to a warrant agreement issued in consideration of her efforts as an organizer of the Issuer's subsidiary bank. The warrants cover a total of 20,000 shares, and vest ratably over five years beginning July 26, 1999, of which 12,000 shares are currently vested.

Item 4.    Purpose of Transaction

           The Shareholder acquired her shares for investment purposes. In the future, the Shareholder may acquire additional shares or dispose of some or all of the securities of the Issuer that she now owns. The Shareholder has no current plans to acquire more than 10% of the total number of shares outstanding.

CUSIP No. 31942W105                                                  Page 4 of 5


Item 5.    Interest in the Securities of the Issuer

         (a) Purchaser beneficially owns 52,000 shares of the Company, or approximately 5.14% of the outstanding Shares, consisting of 40,000 Shares and a Warrant to purchase 12,000 Shares at a price of $10.00 per share.

         (b) Purchaser has the sole power to vote and direct the disposition of 40,000 Shares and has the right to acquire 12,000 Shares at an exercise price of $10.00 per share.

         (c) Purchaser acquired 40,000 of the Shares she beneficially owns July 26, 1999 at a price of $10.00 per share. These Shares were purchased in a private transaction. The Purchaser acquired 40,000 Shares with personal funds in a private transaction which are held indirectly in the name of Garner Properties, Inc. for which she has voting power.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.


Item 7.    Material to Be Filed as Exhibits

           None.



                         (Signature on subsequent page.)

CUSIP No. 31942W105                                                  Page 5 of 5

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 17, 2002

                                                     Suellen Rodeffer Garner:


                                                    /s/ Suellen Rodeffer Garner